

July 20, 2010

**Via U.S. mail and facsimile**

Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
1111 Superior Ave.
Cleveland, OH  44114-2584

> RE:   **Form 10-K for the year ended December 31, 2009**
>       **File No. 1-1396**

Dear Mr. Fearon:

We have reviewed your response letter dated July 19, 2010 and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</p>

Consolidated Financial Statements

Retirement Benefit Plans, page 33

1.  We note your response to comment one from our letter dated July 6, 2010.  Generally, a lower expected long-term rate of return on plan assets would result in higher pension expense.  Since you used a lower long-term rate of return on your non-U.S. plans as compared to your U.S. plans, please clarify for us your statement that "the effect on pension expense of the differential in the assumed rate of return between the non-U.S. plans and the U.S. plans was to reduce non-U.S. pension expense by $15 million".

2.  We note your response to comment one from our letter dated July 6, 2010 in which
    you indicate that you will provide additional disclosure related to U.S. and non-U.S.
    plans in future filings to the extent that there are significant differences in
    assumptions used by U.S. and non-U.S. plans that produce a difference greater than
    10% of total pension expense or 5% of pretax income.  We agree that the impacts on
    total pension expense and pretax income are important factors to consider.  However,
    we also believe that your consideration about providing separate disclosures for U.S.
    and non-U.S. pension plans in future filings should include all relevant qualitative and
    quantitative factors, rather than focusing on predetermined quantitative thresholds.
    Please confirm that you will evaluate both qualitative and quantitative factors as a
    part of your consideration process.

    You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her
absence, the undersigned at (202) 551-3769 if you have any questions regarding these
comments.

                                               Sincerely,


                                               Rufus Decker
                                               Accounting Branch Chief